UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization, pursuant to Article 12 of CVM Instruction No. 358/02, announces that it received on this date correspondence from York Capital Management Global Advisors, LLC, with the following information:

“TO

OI S.A. – Em Recuperação Judicial

CNPJ: 76.535.764/0001-43

R DO LAVRADIO, 71, 2º andar, centro, CEP 20.230-070, Rio de Janeiro, RJ

(21) 3131-3589 / (21) 3131-3100

invest@oi.net.br

Camille Loyo Faria

Rua Humberto de Campos, 425 – 8º andar. Leblon – Rio de Janeiro, RJ, Brasil – 22430-190

From

York Capital Management Global Advisors, LLC (“York”)

767 Fifth Ave, 17th floor, New York, United States

Dear Sirs,

For the purposes of article 12 of Instruction of the Brazilian Securities Exchange Commission 358/02 concerning York Global Finance Fund LP, CNPJ 30.015.207/0001-09, (“YGFF”) we hereby inform you that:

1-     YGFF currently owns 266,403,285 common shares, nominative and with no par value, represented by 53,280,657 ADS certificates. This represents 4,4756% percent of the total outstanding shares of Oi S/A.

2-     The overall long position of all funds managed by York in Oi S/A shares is currently 268,864,825 common shares, nominative and with no par value, represented by 53,772,965 ADS certificates. This represents 4,5169% percent of the total outstanding shares of Oi S/A.

3-     Currently, no fund individually owns 5% or more of Oi S/A´s shares.

4-     We inform you that: we hold our investment in Oi S/A as part of our financial asset´s portfolio management. Our investment does not intend to change the composition of the control or the management structure of the Company.

5-     Our legal representative in Brazil for the purposes of article 119 of Law 6,404/76 is Marcelo Lamego Carpenter, registered at Rio de Janeiro Section of Brazilian Bar Association (OAB/RJ 92.518), from the law office Sérgio Bermudes Advogados, with offices at Praça XV de Novembro, n.20, 8th floor, Rio de Janeiro, RJ.

To the best of our knowledge, we disclosed all information required under Instruction CVM 358/02.

Best Regards,

York Capital Management Global Advisors, LLC

P/P Marcelo Lamego Carpenter.”

Rio de Janeiro, March 10, 2020.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2020

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer